UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

GARRISON CAPITAL INC.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

366554 103

(CUSIP Number)

Joseph Tansey

c/o Garrison Capital Inc.

1290 Avenue of the Americas, Suite 914

New York, NY 10104

(212) 372-9590

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 17, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 366554 103

1	NAMES OF REPORTING PERSONS Joseph Tansey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,358
	8	SHARED VOTING POWER 67,202
	9	SOLE DISPOSITIVE POWER 7,225
	10	SHARED DISPOSITIVE POWER 2,344,562

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,351,787
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

This Amendment No. 3 (“Amendment No. 3”) supplementally amends the initial statement on Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on April 8, 2013 (as amended on May 8, 2014 and June 12, 2014, the “Schedule 13D”), by Mr. Joseph Tansey.  Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Schedule 13D.  This Amendment No. 3 is filed by Mr. Joseph Tansey in accordance with Rule 13d-2 under the Securities Exchange Act of 1934, as amended, and it shall refer only to the information that has materially changed since the filing of the Schedule 13D.

Item 1.     Security and Issuer.

This Amendment No. 3 relates to the Common Shares of Garrison Capital Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1290 Avenue of the Americas, Suite 914, New York, NY 10104.

Item 2.     Identity and Background.

(b) The business address of Mr. Tansey is c/o Garrison Capital Inc., 1290 Avenue of the Americas, Suite 914, New York, NY 10104.

(c) Mr. Tansey is the Chief Executive Officer and Chairman of the Board of Directors of the Issuer and also serves as a member of the investment committee of the Issuer.  In addition, Mr. Tansey also serves as President of Garrison Investment Group LP (“Garrison Investment Group”).  The address of the principal executive offices of Garrison Investment Group and the Issuer is 1290 Avenue of the Americas, Suite 914, New York, NY 10104.

Item 5.     Interest in Securities of the Issuer.

Immediately following the closing of the registered public offering described herein, Mr. Tansey may be deemed to be the beneficial owner of 2,351,787 shares of Common Stock, representing 14.0% of the total issued and outstanding shares of Common Stock.  All percentages set forth in this statement on Schedule 13D are based upon the 16,758,779 shares of Common Stock issued and outstanding as of July 17, 2014. As set forth below, Mr. Tansey’s beneficial ownership of 2,351,787 shares of Common Stock is comprised of his indirect beneficial ownership of the 2,344,562 shares of Common Stock owned directly by GSOF LLC, GSOF 2014 LLC, GSOF-SP LLC, GSOF-SP 2014 LLC, GSOF-SP II LLC, GSOF-SP II 2014 LLC, GSOF-SP DB LLC, GCOH SubCo 2014-1 LLC, GCOH SubCo 2014-2 LLC, GSOIF Corporate Loan Pools Ltd., Garrison Capital Fairchild I, Ltd., Garrison Capital Fairchild II Ltd. and Garrison Capital Advisers Holdings MM and his direct beneficial ownership of 7,225 shares of Common Stock.

On July 17, 2014, GSOF LLC, GSOF-SP LLC, GSOF-SP II LLC, GSOF-SP DB LLC, GCOH SubCo 2014-1 LLC and GSOIF Corporate Loan Pools Ltd. sold 152,287, 271,933 143,404, 237,742, 1,100,938 and 93,696 shares of Common Stock, respectively, in a public offering at a price of $14.50 per share, pursuant to an underwriting agreement with the Issuer, Garrison Capital Advisers LLC, a Delaware limited liability company, Garrison Capital Administrator LLC, a Delaware limited liability company, and Oppenheimer & Co. Inc., as representative of the several underwriters. Mr. Tansey has no pecuniary interest in these shares of Common Stock.

Mr. Tansey indirectly beneficially owns 67,602 shares of Common Stock through investments in Garrison Capital Advisers Holdings MM, which directly owns 67,602 shares of Common Stock. Due to his control and ownership interest in Garrison Capital Advisers Holdings MM, Mr. Tansey may be viewed as having shared voting power and shared dispositive power over all of the 67,602 shares of Common Stock owned directly by Garrison Capital Advisers Holdings MM.

Mr. Tansey also indirectly beneficially owns 19,132 shares of Common Stock through investments in GSOF 2014 LLC and GCOH SubCo 2014-2 LLC, which directly own 7,750 and 11,382 shares of Common Stock, respectively.  Mr. Tansey has sole voting power over these 19,132 shares of Common Stock, as the voting rights to the Common Stock owned by each entity have been passed through to the members or limited partners of each entity.

Mr. Tansey is a control person of Garrison Investment Group and its affiliates. Garrison Investment Group or one of its affiliates serves as investment adviser, directly or indirectly, to GSOF LLC, GSOF 2014 LLC, GSOF-SP LLC, GSOF-SP 2014 LLC, GSOF-SP II LLC, GSOF-SP II 2014 LLC, GSOF-SP DB LLC, GCOH SubCo 2014-1 LLC, GCOH SubCo 2014-2 LLC, GSOIF Corporate Loan Pools Ltd., Garrison Capital Fairchild I, Ltd. and Garrison Capital Fairchild II Ltd., which directly own 101,284, 7,750, 180,860, 4,079, 95,376, 1,261, 158,120, 732,224, 11,382, 62,316, 340,801 and 581,907 shares of Common Stock, respectively, after the public offering. After the public offering, Garrison Investment Group’s beneficial ownership of 2,277,360 shares of Common Stock is comprised of its indirect beneficial ownership of the 2,277,360 shares of Common Stock owned directly by such entities. Each entity received shares of Common Stock in exchange for the limited liability company interests each entity owned in Garrison Capital LLC, the Issuer’s predecessor entity, upon the conversion of the Issuer from a Delaware limited liability company to a Delaware corporation on October 9, 2012.  Garrison Investment Group and its affiliates may be viewed as having shared dispositive power over all of the 2,277,360 shares of Common Stock owned directly by such entities, although voting rights to the Common Stock have been passed through to the members or limited partners of each entity.  Mr. Tansey disclaims beneficial ownership of such shares of Common Stock, except to the extent of his pecuniary interest therein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 23, 2014

By:          /s/ Joseph Tansey

    Name: Joseph Tansey

[Signature Page to Schedule 13D]